March 24, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Energy and Transportation
100 F Street, N.E.
Washington, DC  20549

Attention:	Jenifer Gallagher, Staff Accountant Karl Hiller, Branch Chief
Re:	PHX Minerals Inc. Form 10-K for the Fiscal Year ended September 30, 2021 Filed December 13, 2021 File No. 001-31759

Ladies and Gentlemen:

PHX Minerals Inc. (the “Company” or “we”) hereby submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by email dated March 17, 2022 relating to the Company’s Form 10-K for the fiscal year ended September 30, 2021 (File No. 001-31759) filed with the Commission on December 13, 2021. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, as divided by the Company to address multiple comments within the numbered paragraphs, and the Staff’s comments are presented in bold italics.

Form 10-K for the Fiscal Year ended September 30, 2021

Financial Statements
Note 6 - Stockholders’ Equity, page 64

1.

We note that you report an issuance of 9,877,582 common shares pursuant to an “Equity offering” in your Statements of Stockholders’ Equity on page 53, having proceeds of $21,361,144. However, in the Statements of Cash Flows on page 54, you report “Net proceeds from equity issuance” of $11,688,137, and disclose within your “Supplemental schedule of noncash investing and financing activities” an amount of $10,272,288 which is described as “Equity offering used for acquisitions.”

Please clarify the extent to which the reporting referenced above correlates with the disclosures on page 40 of MD&A, under the heading of “Resources,” where you list various events including an offering of 6,175,000 common shares on April 20, 2021,

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Energy and Transportation
March 24, 2022

having net proceeds of $11.1 million, and issuances of 1,200,000 shares and 2,349,207 shares on April 30, 2021 and September 24, 2021, respectively, as part of the consideration paid in acquiring mineral and royalty assets.

The Company issued an aggregate 9,877,582 shares of the Company’s Class A Common Stock (“shares”) in four separate transactions in fiscal year 2021.  The Commission states in Comment No. 1 above that “We note that you report an issuance of 9,877,582 common shares pursuant to an “Equity offering” in your Statements of Stockholders’ Equity on page 53, having proceeds of $21,361,144.”  We would like to take the opportunity to clarify that the amount recorded as “Class A voting Common Stock Amount” and “Capital in Excess of Par Value” totaling $21,361,144 is not all “proceeds” in the form of cash.  As disclosed in the Statements of Cash Flows, the $21,361,144 includes $10,272,288 of noncash offerings in which shares were issued in exchange for minerals and royalty assets.

As discussed on page 40 of MD&A, 6,175,000 shares were issued in an underwritten public offering, and the remaining 3,702,582 shares were issued directly to private sellers in exchange for mineral and royalty assets in three separate transactions (the “Acquisitions”).  The 6,175,000 shares sold in the underwritten public offering resulted in net proceeds of approximately $11.1 million, and the difference between $11.1 million referenced on page 40 of MD&A and $11,688,137 reported as “Net proceeds from equity issuance” on the Statements of Cash Flows is the $599,281 in proceeds received from the Company’s “At-the-Market Offering” included on the Statements of Stockholders’ Equity.  The remaining 3,702,582 shares represent shares issued directly to private sellers in the Acquisitions with no cash being received by the Company in exchange for the shares.  The value of those shares is represented on the Statements of Cash Flows as “Equity offering used for acquisitions” in the amount of $10,272,288 within the “Supplemental schedule of noncash investing and financing activities.”  Please see Exhibit A attached hereto for a reconciliation between page 40 of MD&A, the Statements of Stockholders’ Equity, and the Statements of Cash Flows with respect to the items discussed above.

Please revise your Statements of Stockholders’ Equity and Statements of Cash Flows as necessary to separately report common stock issued in exchange for cash and common stock issued as consideration in acquisitions as may include mineral and royalty assets to comply with FASB ASC 505-10-50-2. If the shares that you identify as consideration for asset purchases were sold in the offering to generate proceeds for the acquisitions, please also revise to comply with FASB ASC 230-10-45-13 and 45-14.

In the four equity transactions discussed above, only one class of shares was issued, and as such, we believe the various components of those transactions are correctly disclosed in accordance with FASB ASC 505: number of shares, par value, and capital in excess of par value in the Statements of Stockholders’ Equity.

In the Statements of Cash Flows, the net proceeds received from the issuance of shares in exchange for cash in the amount of $11,688,137 is recorded in accordance with FASB ASC 230-10-45-14 as “Net proceeds from equity issuance” in the Financing Activities section.  These

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Energy and Transportation
March 24, 2022

proceeds represent funds received from the Company’s April 20, 2021 underwritten equity offering, inclusive of the over-allotment exercised on April 23, 2021, and sales under the Company’s At-the-Market offering.

The $10,272,288 in value of shares issued as consideration in the Acquisitions is and should be excluded from the Financing Activities section due to its noncash nature and is disclosed in accordance with FASB ASC 230-10-50-3 through 50-6 in a supplemental schedule of noncash investing and financing activities in the Statements of Cash Flows.  This amount represents the consideration paid in the form of shares directly issued to private sellers in three separate transactions in exchange for mineral and overriding royalty interests.

The disclosures in financial statement Note 6 - Stockholders’ Equity on page 64, and Note 11- Properties and Equipment on page 68, should be expanded to describe these and other material transactions with sufficient details to understand the circumstances under which equity instruments were issued and mineral and royalty assets were acquired.

We respectfully propose including additional disclosures in our future filings to further clarify our acquisitions.  Specifically, in the note to the Company’s financial statements relating to properties and equipment, we will add the number of shares issued, if any, and cash paid in each acquisition in the Company’s “Acquisitions” table.  Please see below for an example of the Company’s proposed “Acquisitions” table with additional disclosures for future filings with the Commission.

Acquisitions

Quarter Ended	Net royalty acres	Cash	Number of Shares	Total Purchase Price	Area of Interest
March 31, 2022	200	$100,000	30,000	$200,000	Haynesville, LA

2.

We note that reporting in your Form 10-Q for the quarter ended December 31, 2021 also does not clearly distinguish between shares issued in exchange for cash and shares issued to acquire assets. In the Statements of Stockholders’ Equity you report an issuance of 1,519,481 common shares in a “Private Placement” in exchange for $3,475,573 during the recent quarter, and an issuance of 153,375 common shares in an “Equity Offering” in exchange for $225,758 during the comparative prior year quarter.

However, in the Statements of Cash Flows you report as “Net proceeds from equity issuance” cash outflows of $32,507 and $24,242 for these periods, and in the notations within the “Supplemental schedule of noncash investing and financing activities” you describe amounts of $3,510,001 and $250,000 as “Equity offering used for acquisitions.”

Please address the concerns raised in the preceding comment insofar as these pertain to the observations on your interim report above and submit the revisions that you propose

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Energy and Transportation
March 24, 2022

to clarify the nature of the transactions in the Statements of Stockholders’ Equity and Statements of Cash Flows, the notes to the financial statements, and MD&A.

Please see the reconciliation below of the “Private Placement / Equity Offering” on the Statements of Stockholders’ Equity to the “Net proceeds from equity issuance” and the “Equity offering used for acquisitions” on the Statements of Cash Flows.

The $32,507 and $24,242 relate to actual cash outflows for expenses associated with equity offerings.  The $3,510,001 and $250,000 in value of shares issued as consideration for the acquisitions of assets are and should be excluded from the Financing Activities section due to their noncash nature and are disclosed in accordance with FASB ASC 230-10-50-3 through 50-6 in a supplemental schedule of noncash investing and financing activities in the Statements of Cash Flows.  These amounts represent the consideration paid in the form of shares directly issued to private sellers in exchange for mineral and overriding royalty interests.

For the three months ended
	December 31, 2021		December 31, 2020
Statements of Stockholders’ Equity
Private Placement / Equity Offering	$ 3,475,573		$ 225,758
Statements of Cash Flows
Net proceeds from equity issuance	$ (32,507)		$ (24,242)
Equity offering used for acquisitions	$ 3,510,001		$ 250,000
	$ 3,477,494	(1)	$ 225,758

(1)

With respect to the three months ended December 31, 2021, the Company evaluated the $1,921 difference between “Private Placement” on the Statements of Stockholders’ Equity and the net amount of “Net proceeds from equity issuance” and “Equity offering used for acquisitions” on the Statements of Cash Flows and deemed the difference to be immaterial.

We respectfully propose including additional disclosures in our future filings to further clarify our acquisitions.  Specifically, in the note to the Company’s financial statements relating to properties and equipment, we will add the number of shares issued, if any, and cash paid in each acquisition in the “Acquisitions” table.

Should you have any further questions with respect to the Company’s responses to the Commission’s comments, please contact the undersigned at (405) 945-6110.

Sincerely,

PHX MINERALS INC.

/s/ Ralph D’Amico

Ralph D’Amico
Chief Financial Officer

Exhibit A

MD&A:					Cash Flow Classification
Description	# of Shares	10K Page	Offering Proceeds	10K Page	Noncash	Cash
Private place/equity offering #1	153,375	40	$196,518		$196,518
Public offering	6,175,000	40	$11,088,856			$11,088,856
Private place/equity offering #2	1,200,000	40	$3,521,482		$3,521,482
Private place/equity offering #3	2,349,207	40	$6,554,288		$6,554,288
	9,877,582	53	$21,361,144	53

Statements of Stockholders' Equity:
Equity offering
Class A common stock	9,877,582	53
Par Value			$164,560	53
Capital in Excess of Par Value			$21,196,584	53
	9,877,582	53	$21,361,144
At-the-Market Offering
Class A common stock	221,000	53
Par Value			$3,684	53		$3,684
Capital in Excess of Par Value			$595,597	53		$595,597
Class A common stock	10,098,582		$21,960,425

Statements of Cash Flows:
Net Proceeds from Equity Issuance			$11,688,137	54		$11,688,137
Equity Offering Used for Acquisitions			$10,272,288	54	$10,272,288
			$21,960,425